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                                                               EXHIBIT (a)(1)(M)


                               BMC SOFTWARE, INC.
                               CITYWEST BOULEVARD
                            HOUSTON, TEXAS 77042-2827
                                 (713) 918-8800

                       ACCEPTANCE OF ELECTION TO EXCHANGE



Under the election to exchange, you have elected to exchange options in accordance with the terms and conditions of the offer to exchange previously delivered to you.

This email confirms our acceptance and cancellation of your __________ options tendered pursuant to the election to exchange.

As a result, subject to the terms and conditions of the option exchange program described in the offer to exchange and any supplement thereto, the election to exchange and all of the other offer documents delivered to you (including the requirement that you remain employed with BMC through the grant date), on _______, 2003, you will be granted a new option to purchase _______ shares at a per share exercise price equal to the mean of the high and low sales prices of our common stock reported by the New York Stock Exchange on the date of that grant.